Exhibit 99.1

Cusip: #585168 107

NEWS RELEASE

MegaWest Signs $1.0 Million Natural Gas Purchase Line of Credit Agreement

Calgary, Alberta; May 14, 2010 - MegaWest Energy Corp., (the “Company” or “MegaWest”), (OTCBB:MGWSF) is very pleased to announce that it has entered into a $1.0 million line of credit agreement for the purchase of natural gas while heavy oil production ramps up.

Natural Gas Purchase Line of Credit

The Company has entered into a Natural Gas Purchase Line of Credit Agreement (the “Credit Agreement”) with a private lender for a line of credit for the sole purpose of buying natural gas to fuel the Company’s steam generators on its Marmaton River (“Marmaton”) and Grassy Creek (“Grassy”) steam flood heavy oil projects. To date, the Company has drawn funding in the amount of $475,000 under the Credit Agreement for natural gas purchases in April and early May 2010. Management anticipates that this Credit Agreement will be utilized for three to four months and it will be terminated when it is no longer required.

The essential terms of the Credit Agreement are as follows:

Maximum Borrowing: Up to $US1.0 million.

•	The line of credit is to be used solely for the payment of Natural Gas expenses including purchase, transportation and fees as required by the Company.

•	Security: The Company has signed a mortgage and a promissory note in the amount of $1.0 million granting security to the lender over certain properties owned by the Company in the State of Missouri.

•	Interest: 2.0 % per month calculated on the average daily outstanding principal balance.

•	This arrangement can be terminated by the Company upon 30 days notice.

MegaWest is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil with particular emphasis on the Deerfield area of western Missouri. The Company has two individual 320 acre steam injection projects in the Deerfield area with approximately 20 acres developed on each of the Marmaton and Grassy projects. In the Deerfield area, excluding the 40 acres of developed land, the Company has an operated 90% working interest in over 15,400 acres of undeveloped land prospective for heavy oil development and has identified a number of additional potential steam injection projects on this land base. In total, including the Deerfield Missouri acreage, the Company owns a 61% operated working interest in 113,000 acres of undeveloped land prospective for heavy oil development and exploration in Missouri, Kansas, Kentucky, Montana and Texas. For further details on the Company and its prospects, please refer to the Company’s website and the investor presentation contained therein.

FOR FURTHER INFORMATION PLEASE CONTACT:

R. William (Bill) Thornton, President & CEO Telephone: 403.984.6342 Kelly D. Kerr, Vice President Finance & CFO Telephone: 403.984.6306	Suite 800, 926 - 5th Avenue SW Calgary, AB T2P 0N7 Email: investor.relations@megawestenergy.com Website: www.megawestenergy.com

Forward-Looking Statements

This press release contains forward-looking information and statements including opinions, assumptions, estimates, expectations of future production performance and cash flow requirements.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements. Predictions of steam flood performance and future production rates are forward-looking statements.   Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information, which include the ability of the Company to raise sufficient capital to carry out its business plan, the risk of adverse market prices of both oil and natural gas, operational risks and geological risk.

These and other risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements, management discussion and analysis  and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements, management discussion and analysis  and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.